Exhibit 4.24

Rights and Obligations Assumption Letter

This entity, Chengdu Yinzhe Education and Technology Co., Ltd., is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered at Chengdu Administration for Industry and Commerce on June 11, 2015. The Investor holds 75% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Chengdu Yinzhe Education and Technology Co., Ltd.

(Seal) Chengdu Yinzhe Education and Technology Co., Ltd. Affixed

By:	/s/Junli He
Name:	Junli He
Title:	Legal Representative
Date:	December 13, 2018